Ferreyros

82-4567

Exemption pursuant to Rule 12g3-2(b)

Submission of: Other information

ORGANIZACION Ferreyros

Lima, May 18th, 2010



SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Dear Sirs:

Please find attached our Consolidated Financial Statements as of March 31st, 2010 and our Management Report.

Sincerely yours,

Ferreyros
PATRICIA GASTELUMENDI LUKIS
Gerente División
Administración y Finanzas

www.ferreyros.com.pe
T 511 626 4000
Jr. Cristobal de Peralta Norte 820 Lima 33 Perú

dw 5/25

Declaración de responsabilidad

El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Ferreyros S.A.A. y subsidiarias durante el período terminado el 31 de marzo del 2010. Sin perjuicio de la responsabilidad que compete al emisor, los firmantes se hacen responsables por su contenido conforme a los dispositivos legales aplicables.



Mariela García de Fabbri
Gerente General



Víctor Astete Palma
Gerente División de Contraloría



Bernardo Chauca Quispe
Gerente de Contabilidad

Lima, 17 de mayo de 2010

Ferreyros

Reporta
Informe de gerencia
Ferreyros y Subsidiarias





Primer trimestre Año 2010

Para mayor información contactar a:

Patricia Gastelumendi L.
Gerente de Administración y Finanzas
T(511)626-4257

Fiorella Amorrortu M.
Investor Relations
T(511)626-4627

PERFIL DE LA EMPRESA Y DE SUS SUBSIDIARIAS

La misión de Ferreyros es la provisión de soluciones que sus clientes requieren facilitándoles los bienes de capital y servicios que necesitan para crear valor en los mercados en que actúan. Realiza por lo tanto la importación y venta de maquinaria, motores, vehículos y repuestos, alquiler de maquinaria y equipos y la prestación de servicios de mantenimiento y reparación. Son características esenciales de su propuesta de valor al cliente, el contar con un reconocido servicio posventa para lo cual tiene almacenes de repuestos y talleres a nivel nacional, así como una dotación de personal de servicio a lo largo de todo el territorio peruano. La Compañía ejecuta de manera permanente importantes inversiones en capacitación y entrenamiento de su personal, en especial del personal técnico, así como en infraestructura de locales y talleres. Adicionalmente, adecua la inversión en capital de trabajo a las cambiantes condiciones del mercado.

Ferreyros tiene la representación de marcas líderes en el mercado, como son Caterpillar, Massey Ferguson, Kenworth, Iveco, Yutong, Atlas Copco Drilling Solution, Sullair y Zaccaría, entre otras, las cuales se encuentran orientadas a distintos sectores económicos.

Las subsidiarias de Ferreyros son:

Unimaq S.A.
Orvisa S.A.
Mega Representaciones S.A.
Fiansa S.A.
Cresko S.A.
Fargoline S.A.
Domingo Rodas S.A.
Ferrenergy S.A.C. (negocio en el que la participación de Ferreyros es de 50%)
Inti Inversiones Interamericana Corporation, que es la holding de las recientemente adquiridas empresas en Guatemala, El Salvador y Belice.

Inti Inversiones Interamericana Corporation es una Holding creada a finales del 2009. Adquirió en enero de 2010 el 100% de las acciones de Gentrac Corporation (en adelante grupo Gentrac) que, a su vez, es propietaria de las distribuidoras de Caterpillar en Guatemala, El Salvador y Belice, las cuales son lideres en sus respectivos países en la comercialización de maquinaria y equipos, y atienden a sectores tales como minería, construcción, energía, agrícola y marino. En esa línea, cuentan con la representación de prestigiosas marcas como Caterpillar, lubricantes Exxon / Mobil, compresoras Sullair, entre otras.

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

Unimaq S.A. es una empresa especializada en atender el segmento de la construcción general mediante la venta y alquiler de equipos ligeros.

Orvisa S.A. es una empresa líder en la distribución de bienes de capital en la Amazonía y es una de las empresas con mayor volumen de operaciones en la zona.

Mega Representaciones S.A. desarrolla sus actividades de ventas y servicio, principalmente, en los sectores minería, construcción, transporte, agricultura e industria. El servicio de alto valor agregado que brinda la convierte en un aliado importante y estratégico de sus clientes y representados.

Fiansa S.A. es una subsidiaria dedicada a atender el sector metal mecánico. Sus ventas en el 1T 2010 incluyen ingresos producidos por la construcción de puentes metálicos, ejecución de trabajos de metalmecánica, instalaciones eléctricas y fabricación y montaje de estructuras metálicas.

Fargoline S.A. es una subsidiaria cuyo giro de negocio es vender servicios de almacenaje en depósito aduanero, simple o de campo. A fines del 2009 obtuvo el permiso de la aduana para operar como depósito temporal, punto de llegada y local aduanero en su nuevo complejo de Gambetta, Callao.

Cresko S.A. inició sus operaciones en octubre del 2007 para atender, con productos especializados, ciertos segmentos de los mercados de construcción, minería y agrícola que no cubren Ferreyros ni Unimaq. Es la primera empresa de la organización en incursionar en la comercialización de productos de procedencia china.

Ferrenergy S.A.C. fue constituida en enero del 2006. Sus accionistas son Ferreyros S.A.A. y Energy International Corporation, con una participación del 50% cada una. Energy International tiene su sede en los Estados Unidos, cuenta con vasta experiencia y es una empresa vinculada a Gecolsa, distribuidor de Caterpillar en Colombia. El primer proyecto asumido por la empresa es la central térmica de Guayabal en Shiviyacu, que genera potencia eléctrica para la venta de energía a una importante empresa petrolera a través de un contrato de 5 años. La planta, que tiene una capacidad de 18 MW, empezó a producir energía en el año 2007.

RESULTADO DEL TRIMESTRE

A continuación presentamos los resultados de Ferreyros y subsidiarias correspondientes al primer trimestre del año 2010.

En el 1T 2010 las ventas de Ferreyros y subsidiarias ascendieron a S/. 687.6 millones, en comparación con S/. 579.0 millones de igual período del año anterior. De la venta total del 1T 2010, S/. 522.5 millones corresponden a Ferreyros y S/. 165.1 millones a subsidiarias (1T 2009: Ferreyros S/. 479.3 millones; subsidiarias S/. 99.7 millones).


Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915


Ferreyros y Subsidiarias:
Evolución de las ventas
(En S/. millones)
2500
2000
1500
1000
500
0

	2006	2007	2008	2009	1T 2009	1T 2010
Ferreyros	1263	1595	1864	1809	479	523
Subsidiarias	184	340	436	414	100	165

A continuación se presenta un cuadro con las ventas y utilidad neta de cada una de las compañías en el 1T 2010 comparado con el 1T 2009

	Ventas Netas		Utilidad Neta	
	1T 2010	1T 2009	1T 2010	1T 2009
Unimaq	46,180	45,218	2,426	1,981
Orvisa	25,791	16,893	1,180	917
Fiansa	8,414	7,988	198	407
Mega Representaciones	15,042	15,509	775	660
Otras (Fargoline, Ferrenergy, Domingo Rodas, Cresko)	14,218	14,069	387	(795)
Subsidiarias Nacionales	**109,645**	**99,677**	**4,966**	**3,171**
Ferreyros	522,461	479,764	26,455	26,863
Ferreyros y subsidiarias nacionales	**632,106**	**579,441**	**31,421**	**30,033**
Subsidiaria de centroamerica	55,512	0	3,730	0
Total	**687,618**	**579,441**	**35,151**	**30,033**

Sin considerar, para propósitos comparativos, las ventas netas del grupo Gentrac (S/. 55.5 millones), las ventas netas de Ferreyros y las subsidiarias nacionales en el 1T 2010 ascendieron a S/. 632.1 millones, en comparación con S/. 579.0 millones del mismo período del año anterior, lo cual representa un crecimiento de 9.2%. Sin embargo, si se consideran las ventas en dólares, éstas fueron de US$ 181 millones en el 1T 2009 y US$ 222 millones en el 1T 2010, lo cual refleja un

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

crecimiento de 23% que no se refleja del todo cuando se toman las cifras en soles, debido a que el tipo de cambio promedio de la venta del 1T 2009 fue de S/. 3.195 y el tipo de cambio promedio de la venta del 1T 2010 fue de S/. 2.850. Cuando se incluye las ventas del grupo Gentrac, el total de las ventas del 1T 2010 asciende a S/. 687.6 millones, 18.8% mayor.que S/. 579.0 millones de igual período del año anterior. En dólares, las ventas del 1T 2010 suman US$ 241 millones, mostrando un crecimiento de 33%. El incremento se explica por lo tanto no solo por la incorporación de las ventas de la nueva subsidiaria, sino también por el crecimiento de los negocios en el Perú.

Sin incluir la utilidad en ventas obtenida por el grupo Gentrac (S/. 12.7 millones), la utilidad en ventas generada por Ferreyros y las subsidiarias nacionales en el 1T 2010 ascendió a S/. 125.2 millones, 17.1% menor que la obtenida en similar período del año anterior. En términos porcentuales, el margen bruto obtenido por Ferreyros y las subsidiarias nacionales en el 1T 2010 es de 19.8% frente a 26.1% del mismo período del año anterior. Esta variación se debe, principalmente, a que en el 1T 2009 hubo una devaluación importante del sol respecto al dólar, razón por la cual las ventas en esta moneda efectuadas en dicho período se registraron a tipos de cambios mayores a los que se utilizaron para registrar en meses anteriores el costo de adquisición de los respectivos inventarios. Es así que en el 1T 2009 las ventas estuvieron registradas el tipo de cambio promedio antes referido de S/. 3.195 cuando el costo de ventas lo estaba al tipo de cambio promedio de S/. 3.115. En el 1T 2010, el tipo de cambio de la venta fue de S/. 2.850 y el del costo de ventas de S/. 2.881. Tal como hemos venido explicando en informes anteriores, la utilidad bruta de la compañía se ve afectada por la relación entre el tipo de cambio al cual se registra la venta y el tipo de cambio al cual fueron registradas las compras de inventario, a pesar que en realidad las operaciones tanto de compra como de venta se realizan en moneda extranjera. Estos impactos en la utilidad bruta, sin embargo, son compensados por el monto registrado en la cuenta de ganancia o pérdida en cambio.

Adicionalmente, la variación en el margen bruto se debe a que en el 1T 2010 la participación de la venta de productos principales (máquinas, motores, equipos agrícolas y vehículos) en la venta total es mayor que la del mismo período del año anterior. El margen bruto de las ventas de productos principales es bastante menor que el de las ventas de repuestos y servicios.

Sin embargo, cabe mencionar que la utilidad bruta del 1T 2010 (19.8%) es mayor que la del 4T del 2009 (18.4%). Asimismo, debemos resaltar que el menor monto de utilidad bruta alcanzada en el 1T 2010 fue compensada en parte con la utilidad que aportaron las empresas del grupo Gentrac. Incluyendo este aporte, la utilidad bruta del 1T 2010 alcanzó S/. 137.9 millones, 8.7% menor que la obtenida en similar período del año anterior.


Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros S.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915


Ferreyros y Subsidiarias
Margen Bruto

	2006	2007	2008	2009	1T 2009	1T 2010
Márgen Bruto	22.8%	20.8%	22.6%	21.0%	26.1%	19.8%

En el 1T 2010, la utilidad neta ascendió a S/. 35.2 millones, 17.0% superior a S/. 30 millones del mismo período del año anterior. El buen resultado del 1T 2010 se debe a varios factores, entre los cuales destacan: i) un aumento de 18.8% en las ventas netas, ii) un control estricto de los gastos de operación, iii) una disminución de 35% en los gastos financieros, iv) un aumento en las utilidades de subsidiarias, debido principalmente a la incorporación del grupo Gentrac, y v) una utilidad en cambio que compensó en parte la menor utilidad bruta, ya que el tipo de cambio que se aplica para convertir a soles los precios de venta en dólares mostró una tendencia decreciente en el 1T 2010.

La Utilidad antes de Intereses, depreciación y amortización, UAIDA (EBITDA, por sus siglas en inglés) al 31 de marzo de 2010 ascendió a S/. 82.4 millones frente a S/. 103.0 millones del mismo período del año anterior, lo cual representa una disminución de 20.0%.


350
300
250
200
150
100
50
0
2007
2008
2009
1T 2010
Ebitda
Ebitda consolidado

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915


20
18
16
14
12
10
8
6
4
2
0
400
300
200
100
0
2007
2008
2009
2010a
PASIVO/ EBITDA
Ebitda consolidado

GESTIÓN COMERCIAL

Tal como se mencionó anteriormente, las ventas del 1T 2010 ascendieron a S/. 687.6 millones, en comparación con S/. 579.0 millones del mismo período del año anterior.

Entre las principales líneas de venta que destacaron en el período tenemos la de máquinas *Caterpillar*, que en el 1T 2010 ascendieron a S/. 296.1 millones, en comparación con las del 1T 2009, que ascendieron a S/. 228.3 millones, lo cual significa un incremento de 29.7%.

En cuanto a la participación de las diferentes divisiones en las ventas, hay que mencionar que los productos de la línea *Caterpillar* representaron en el 2009 el 83% del total de las ventas, y el 85% de las mismas durante los primeros 3 meses del 2010, incluidos los ingresos generados por la venta de repuestos y servicios. Las máquinas y equipos *Caterpillar* han continuado mostrando altos porcentajes de participación de mercado.

Ferreyros y Subsidiarias: Participación de las líneas de producto en las ventas totales


Caterpillar
85%
Otros
6%
Automotriz
7%
Agrícola
2%

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19918

En cuanto a la distribución de las ventas por sectores económicos, se debe resaltar las ventas al sector minería y las ventas al sector construcción, las cuales han tenido una participación de 50% y 26%, respectivamente, en el total de ventas del 1T 2010.

Ferreyros y Subsidiarias: Participación sectorial en las ventas
(En porcentajes)


Industria 5%
Gobierno 3%
Hidrocarburos 3%
Transporte 3%
Construcción 26%
Agricultura 3%
Com y Serv 1%
Pesca 1%
Serv Equipos 2%
Otros 3%
Minería 50%

INFORMACION FINANCIERA

A continuación se presenta el sustento de las variaciones más importantes en los estados financieros de Ferreyros y subsidiarias, correspondientes al primer trimestre del 2010 y 2009. Para este propósito, algunas cifras del Estado de Ganancias y Pérdidas han sido reclasificadas en los anexos 1 y 3 para mostrar principalmente las ventas por pedido directo como ventas y costo de ventas. En el Estado de Ganancias y Pérdidas que se presenta a la Conasev y a la Bolsa de Valores de Lima se incluye, en el rubro "Otros Ingresos Operacionales", solamente la utilidad bruta obtenida en dichas operaciones.

ANÁLISIS DE LOS RESULTADOS DE LAS OPERACIONES

VENTAS NETAS

Las ventas netas del 1T 2010 ascendieron a S/. 687.6 millones, en comparación con S/. 579.0 millones del mismo período del año anterior, lo cual equivale a un incremento de 18.8%, que se explica por lo siguiente:

Las ventas de productos principales, tanto nuevos como usados, tuvieron un incremento de 25.3% con respecto a las del 1T 2009 (S/. 370.1 millones en el 1T 2010; S/. 295.3 millones en el 1T 2009), debido a lo siguiente:

i) Incremento de 29.7% en las ventas de equipos *Caterpillar* (S/. 296.1 millones en el 1T 2010; S/. 228.3 millones en el 1T 2009), debido a: i) la incorporación de las ventas efectuadas en el período por el grupo Gentrac por S/. 15.1 millones; y ii) una venta importante de maquinaria Caterpillar a una empresa de la gran minería para la explotación del proyecto minero Toromocho

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

ii) Incremento de 280.1% en la venta de unidades usadas (S/. 27.3 millones en el 1T 2010; S/. 7.2 millones en el 1T 2009), explicado por: i) la incorporación de las ventas efectuadas en el período por el del grupo Gentrac por S/. 1.9 millones; y ii) un aumento en la venta de unidades de la ex flota de alquiler, principalmente, a clientes del sector construcción,.el cual ha registrado un crecimiento importante en el 1T 2010.

iii) Estos incrementos fueron parcialmente compensados por la disminución de 69.1% en la venta de equipos agrícola (S/. 6.2 millones en el 1T 2010; S/. 20.2 millones en el 1T 2009), explicado por una caída significativa en la demanda de equipos por parte del mercado agroexportador, sector que ha sido seriamente afectado por la crisis financiera internacional.

Por otra parte, en el 1T 2010:

Las ventas de repuestos y servicios ascendieron a S/. 230.7 millones, monto superior a S/. 210.7 millones del mismo período del año anterior, explicado, principalmente, por: i) la incorporación de las ventas efectuadas en el período por el grupo Gentrac por S/. 22.1 millones; y ii) un incremento de S/. 10 millones en las ventas de la subsidiaria Orvisa a una empresa del sector hidrocarburos.

Ventas - Repuestos y Servicios
(en S/. millones)


636
764
843
211
231
2007
2008
2009
Ene-Mar 2009
Ene-Mar 2010

Los ingresos por alquiler de equipo pesado fueron 3.6% mayores que los del mismo período del año anterior (S/. 22.7 millones en el 1T 2010; S/. 21.9 millones en el 1T 2009), lo cual se explica, principalmente, por: i) la incorporación de las ventas del grupo Gentrac por S/. 5.4 millones; y ii) un aumento en las ventas de la subsidiaria Unimaq a clientes del sector construcción. Estos incrementos han sido compensados con la disminución de los ingresos por alquiler de la oficina matriz, debido a la devolución de equipos por parte de un cliente, al término de los trabajos para cuya ejecución alquiló dicha maquinaria.

UTILIDAD EN VENTAS

La utilidad en ventas del 1T 2010 ascendió a S/. 137.9 millones, en comparación con S/. 151.0 millones del mismo período del año anterior, es decir, una disminución de 8.7%. En términos porcentuales, el margen bruto del 1T 2010 es

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

20.1% frente a 26.1% del 1T 2009. Ver explicación al respecto en la sección "Resultado del Trimestre" de las páginas 3 y 4.

GASTOS DE VENTA Y ADMINISTRACIÓN

Los gastos de venta y administración ascendieron a S/. 86.0 millones en el 1T 2010, en comparación con S/. 77.2 millones del mismo período del año anterior, lo cual representa un aumento de 11.4%, explicado por la incorporación de los gastos de venta y administración del grupo Gentrac por S/. 8.3 millones. Los gastos de venta y administración solamente de Ferreyros y las subsidiarias nacionales ascendieron a S/. 77.7 millones, monto similar a S/. 77.2 millones de igual período del año anterior.

En el 1T 2010 los gastos de administración y ventas de Ferreyros y las subsidiarias nacionales representaron 12.3% de las ventas netas, frente a 13.3% del mismo período del año anterior.

OTROS INGRESOS (EGRESOS)

En el 1T 2010 este rubro representa un ingreso neto de S/.2.0 millones frente a un ingreso neto de S/.3.2 millones del mismo período del año anterior. El menor ingreso neto registrado en el 1T 2010 se debe, principalmente, a una disminución significativa en los ingresos por ventas de activos fijos, la cual fue compensada en parte por mayores ingresos por resoluciones de contratos.

INGRESOS FINANCIEROS

Los ingresos financieros en el 1T 2010 ascendieron a S/. 7.8 millones en comparación con S/. 7.3 millones del mismo período del año anterior, lo que significa un incremento de 6.7%. Sin incluir los del grupo Gentrac por S/. 2.4 millones, en el 1T 2010 los ingresos financieros de Ferreyros y las subsidiarias nacionales ascendieron a S/. 5.4 millones, 25.8% menor que S/. 7.3 millones del 1T 2009, debido principalmente a una disminución de las ventas financiadas a clientes, por la oficina matriz, debido a la política de reducir el financiamiento a mediano plazo a sus clientes y reducir el riesgo por malas deudas. Parte importante del financiamiento a clientes se ha transferido a entidades financieras y Caterpillar Financial Services..

GASTOS FINANCIEROS

En el 1T 2010 los gastos financieros ascendieron a S/. 17.9 millones en comparación con S/. 27.5 millones de similar período del año anterior, es decir, una disminución de 35%. Sin incluir los del grupo Gentrac por S/. 3.4 millones, en el 1T 2010, los gastos financieros de Ferreyros y las subsidiarias nacionales ascendieron a S/. 14.5 millones, frente a S/. 27.5 millones de igual período del año anterior, lo que significa una disminución de 47.4%, explicado, por i) una disminución de S/. 587.1 millones en el pasivo promedio sujeto a pago de intereses (S/. 840.8 millones en el 1T 2010; S/. 1,427.9 millones en el 1T 2009), lo cual ha sido posible gracias a la importante reducción del inventario, a partir del primer trimestre del 2009, y a la reducción de las tasas de interés para financiar las actividades de la empresa tanto de la banca como del mercado de capitales.


Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

PARTICIPACIÓN EN LOS RESULTADOS DE ASOCIADA

En este rubro se registra las utilidades de una empresa asociada, reconocidas por el método de participación patrimonial. Los ingresos por este concepto ascendieron a S/. 0.9 millones en el 1T 2010, en comparación con S/. 0.3 millones del mismo período del año anterior.

UTILIDAD (PÉRDIDA) EN CAMBIO

Sin considerar la diferencia de cambio generada por el grupo Gentrac por S/. 3.9 millones, en el 1T 2010 las operaciones en moneda extranjera de Ferreyros y las subsidiarias nacionales arrojaron una utilidad en cambio de S/. 9.6 millones, en comparación con una pérdida en cambio de S/. 6.8 millones en el 1T 2009. La utilidad en cambio del 1T 2010 fue producida por una apreciación del sol frente al dólar de 1.69%, mientras que en el 1T 2009 la pérdida en cambio fue ocasionada por una devaluación del sol respecto al dólar de 0.6%. Como se ha explicado líneas arriba, la apreciación del sol en el 1T 2010 generó una ganancia en cambio y a su vez redujo la utilidad bruta registrada en soles, mientras que la devaluación del sol en el 1T 2009, ocasionó una pérdida en cambio y a su vez aumentó la utilidad bruta registrada en soles.

En el caso de Ferreyros y subsidiarios, los activos monetarios en dólares (principalmente, caja bancos y cuentas por cobrar) son menores que los pasivos monetarios en la misma moneda.

PARTICIPACIONES E IMPUESTO A LA RENTA

Las participaciones e impuesto a la renta al cierre del primer trimestre de 2010 y de 2009 han sido calculadas de acuerdo con normas tributarias y contables vigentes.

UTILIDAD NETA

La utilidad neta del 1T 2010 ascendió a S/. 35.2 millones en comparación con una utilidad neta de S/. 30.0 millones del mismo período del año anterior. Ver comentarios al respecto en la sección "Resultado del Trimestre" de la página 3 y 4.

ANÁLISIS DEL BALANCE GENERAL

ACTIVOS

Al 31 de marzo de 2010, el total de activos ascendió a S/. 2,085.6 millones en comparación con S/. 2,241.0 millones al 31 de marzo de 2009, lo cual significa una disminución neta de S/. 155.4 millones. Las principales variaciones de las cuentas del activo que explican esta variación son las siguientes:

a) 0Disminución neta de Existencias por S/. 382.3 millones (de S/. 1,001.0 millones al 31-03-09 a S/. 618.7 millones al 31-03-10), explicado por lo siguiente: i) disminución de S/.503.1 millones, debido a las medidas que, en varios aspectos, se adoptaron en Ferreyros y las subsidiarias nacionales para disminuir el alto crecimiento del inventario, registrado principalmente en el último trimestre del 2008 y en el primer trimestre del 2009. Tal como se explicó en informes anteriores, el importante incremento de las existencias fue generado por la necesidad de atender el crecimiento de las ventas y,


Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros S.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General • Mat. 19915

adicionalmente, por los mayores tiempos de reposición del inventario que ofrecían los fabricantes (de 3 a 5 meses), debido al aumento en la demanda mundial que se experimentó hasta mediados del segundo semestre del año 2008. Por tales razones, la Compañía adelantó compras para poder contar con los inventarios que serían requeridos en el 2009 para satisfacer a sus clientes con entregas inmediatas; y ii) aumento de S/. 120.8 millones producido por la incorporación del inventario del grupo Gentrac.

b) Incremento neto de Cuentas por cobrar comerciales de corto y largo plazo por S/. 53.7 millones, que se explica por la incorporación de las cuentas por cobrar del grupo Gentrac por S/. 40.4 millones.

c) Incremento neto del activo fijo por S/. 83.0 millones, debido a: i) la incorporación del activo fijo del grupo Gentrac por S/. 78.2 millones; y ii) a0dquisiciones de maquinaria y equipo de taller, maquinaria y equipo de alquiler realizadas, principalmente, por la oficina matriz con la finalidad de seguir mejorando su infraestructura en talleres, a fin de brindar un mejor servicio a sus clientes; y iii) revaluación voluntaria de terrenos efectuada por la oficina matriz, de acuerdo con normas internacionales de contabilidad.

PASIVOS

Al 31 de marzo de 2010, el total de pasivos ascendió a S/. 1,433.0 millones en comparación con S/. 1,688.7 millones al 31 de marzo de 2009, lo que equivale a una disminución de S/. 255.7 millones (-15.1%), explicado por lo siguiente: i) disminución en el pasivo de Ferreyros y las subsidiarias nacionales por S/. 601.1 millones, como consecuencia de la importante disminución del inventario en exceso. cuya venta generó fondos que se utilizaron para pagar las deudas contraídas para financiar la compra de dicho inventario; y ii) incorporación del pasivo del grupo Gentrac por S/. 345.4 millones.

La conformación de las obligaciones de la Compañía al 31 de marzo de 2010 se muestra en el anexo 4.

RATIOS DE LIQUIDEZ Y ENDEUDAMIENTO

Sin incluir activos y pasivos del grupo Gentrac:

El ratio corriente al 31 de marzo de 2010 es de 1.68, mayor al ratio corriente de 1.43 al 31 de marzo de 2009.

El ratio de endeudamiento financiero al 31-03-10 es de 1.08 en comparación con 2.50 al 31-03-09. (para el cálculo de este ratio se ha excluido el saldo de caja y bancos y los pasivos con proveedores que no generan gasto financiero).

El ratio de endeudamiento total al 31-03-10 es de 1.73 en comparación con 3.09 al 31-03-09.

Considerando activos y pasivos del grupo Gentrac:


Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

El ratio corriente al 31 de marzo de 2010 es de 1.61, superior al ratio corriente de 1.43 al 31 de marzo de 2009.

El ratio de endeudamiento financiero al 31-03-10 es de 1.47 en comparación con 2.50 al 31-03-09.

El ratio de endeudamiento total al 31-03-10 es de 2.24 en comparación con 3.09 al 31-03-09.

En el 1T 2010, el préstamo obtenido por Inversiones Interamericana Corporation, para la adquisición de las empresas del grupo Gentrac, ha significado un incremento en el pasivo consolidado de US$ 35 millones.


Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

Ferreyros

FERREYROS S.A.A. Y SUBSIDIARIAS **ANEXO 1**

Estado de Ganancias y Pérdidas
(En miles de nuevos soles)

	Acumulado al 31-3-2010	%	Acumulado al 31-3-2009	%	Variación %
Ventas Netas	687,618	100.0	579,028	100.0	18.8
Costo de Ventas	(549,718)	-79.9	(428,046)	-73.9	28.4
Utilidad en ventas	**137,899**	**20.1**	**150,982**	**26.1**	**-8.7**
Gastos de Ventas y Administación	(85,962)	-12.5	(77,197)	-13.3	11.4
Otros Ingresos (Egresos), neto	1,970	0.3	3,235	0.6	-39.1
Utilidad en operaciones	**53,907**	**7.8**	**77,020**	**13.3**	**-30.0**
Ingresos Financieros	7,754	1.1	7,267	1.3	6.7
Utilidad (pérdida) en cambio	13,494	2.0	(6,800)	-1.2	-298.4
Gastos Financieros	(17,864)	-2.6	(27,475)	-4.7	-35.0
Participación en los resultados de asociada bajo el método de participación patrimonial	850	0.1	300	0.1	183.3
Utilidad antes de Participaciones e Impuesto a la Renta	**58,141**	8.5	**50,312**	8.7	15.6
Participaciones	(5,116)	-0.7	(4,679)	-0.8	9.3
Utilidad antes de Impuesto a la Renta	**53,025**	7.7	**45,633**	7.9	16.2
Impuesto a la Renta	(17,874)	-2.6	(15,600)	-2.7	14.6
Utilidad Neta	**35,151**	5.1	**30,033**	5.2	17.0


Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

Ferreyros

ANEXO 2

FERREYROS S.A.A. Y SUBSIDIARIAS

Balance General

(En miles de nuevos soles)

	31-Mar-10	31-Mar-09	Variación %
Caja y bancos	118,425	64,229	84.4
Cuentas por cobrar comerciales	494,454	487,870	1.3
Inventarios	618,745	1,001,044	-38.2
Otras cuentas por cobrar	58,803	42,466	38.5
Gastos pagados por adelantado	10,520	8,887	18.4
Activo Corriente	**1,300,947**	**1,604,496**	**-18.9**
Cuentas por cobrar comerciales a largo plazo	95,209	48,142	97.8
Equipo de alquiler	328,255	317,166	3.5
Otros activos fijos	640,674	479,206	33.7
	968,929	796,372	21.7
Depreciación acumulada	(376,013)	(286,505)	31.2
Inmueble, maquinaria y equipo, neto	592,916	509,867	16.3
Inversiones	42,829	38,531	11.2
Otros activos no corrientes	53,739	39,989	34.4
Activo no Corriente	**784,693**	**636,529**	**23.3**
Total Activo	**2,085,640**	**2,241,025**	**-6.9**
Deuda de corto plazo	232,982	116,153	100.6
Otros pasivos corrientes	576,983	1,008,571	-42.8
Pasivo corriente	**809,965**	**1,124,724**	**-28.0**
Deuda de largo plazo	623,006	563,986	10.5
Total Pasivo	**1,432,971**	**1,688,710**	**-15.1**
Ganancias diferidas	**11,554**	**6,473**	**78.5**
Patrimonio	**641,115**	**545,842**	**17.5**
Total Pasivo y Patrimonio	**2,085,640**	**2,241,025**	**-6.9**
Otra informacion Financiera			
Depreciación y amortización (cifras acumuladas al cierre de cada período)	19,865	18,432	
UAIDA	**82,376**	**103,019**	**-20.0**
Ratios Financieros			
Ratio corriente	1.61	1.43	
Ratio de endeudamiento financiero	1.47	2.50	
Ratio de endeudamiento total	2.24	3.09	
Valor contable por acción	1.51	1.29	


Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

ANEXO 3

FERREYROS S.A.A Y SUBSIDIARIAS

Ventas netas por area de operaciones
(En miles de nuevos soles)

	Acumulado al 31-3-2010	%	Acumulado al 31-3-2009	%	Variación %
Caterpillar					
Gran minería	132,614	19.3	98,789	17.1	34.2
Otros	163,456	23.8	129,526	22.4	26.2
	296,070	43.1	228,315	39.4	29.7
Equipos Agricolas	6,230	0.9	20,189	3.5	-69.1
Automotriz	40,461	5.9	39,597	6.8	2.2
Unidades usadas	27,327	4.0	7,189	1.2	280.1
	370,087	**53.8**	**295,290**	**51.0**	**25.3**
Repuestos y servicios	230,657	33.5	210,702	36.4	9.5
Alquileres	22,724	3.3	21,941	3.8	3.6
Otras ventas de subsidiarias locales	53,879	7.8	51,095	8.8	5.4
Otras ventas de subsidiarias del exterior	10,271	1.5	0	-	
Total	**687,618**	**100.0**	**579,028**	**100.0**	**18.8**

Distribución porcentual de las ventas de la compañía por sectores económicos:

	Acumulado al 31-03-2010	Acumulado al 31-03-2009
Minería	49.7%	52.2%
Construcción	25.5%	15.4%
Industria	4.9%	3.1%
Gobierno	3.3%	6.8%
Hidrocarburos	3.3%	3.4%
Transporte	3.1%	3.8%
Agricultura	3.0%	3.8%
Comercio y Servicios	1.4%	2.3%
Pesca	1.4%	3.4%
Servicios para equipos	1.8%	3.2%
Otros	2.5%	2.5%
Total	**100.0%**	**100.0%**


Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

-Ferreyros

FERREYROS S.A.A. Y SUBSIDIARIAS

ANEXO 4

Conformación del pasivo al 31 de marzo del 2010
(En miles de US dólares)

	Total	Pasivo Corriente	Pasivo a Largo Plazo		Pasivo Financiero
			Parte corriente	Largo Plazo	
Inst. Financ. Nacionales (Leasing)	6,644	-	1,407	5,238	6,644
Inst. Financ. Nacionales	108,544	42,703	24,234	41,607	108,544
Inst. Financ. del Exterior (incluye CFS)	138,775	6,943	39,463	92,369	138,775
Proveedores:					
Facturas por pagar a Caterpillar	12,471	12,471			
Letras por pagar a Caterpillar	13,148	13,148			13,148
Otros	43,291	43,291			9,026
Bonos corporativos	96,875	-	16,875	80,000	96,875
Otros pasivos	84,463	84,463			
Total (US$)	**504,212**	**203,020**	**81,978**	**219,214**	**373,012**
Total (S/.)	**1,432,971**	**576,983**	**232,982**	**623,006**	**1,060,101**


Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915